UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54243
CUSIP NUMBER:	641872106

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	November 30, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

NEW AMERICA ENERGY CORP.
Full Name of Registrant

Former Name if Applicable

3651 Lindell Rd., Suite D#138
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89103
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-q for the three months ended November 30, 2012 will not be submitted by the deadline due to a situation where the workload exceeds available personnel and time needed by the auditor to review. Due to the foregoing we were not able to complete all of the financial information required to allow sufficient time to be able to finalize review and filing of the Form 10-Q by the filing deadline of January 14, 2013.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Rick Walchuk	800	508-6149
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
For the three months ended November 30, 2012 and 2011, we incurred $66,196 and $106,928, respectively, in total operating expenses, a period-to-period decrease of $40,732, due to the amount of $75,000 for impairment of mineral properties for the three months ended November 30, 2011 ($nil during the three months ended November 30, 2012), as offset by a $13,080 increase in professional fees and $12,188 increase in general and administration expenses all relating to the fact that the Company is actively pursuing its business plan in relation to its mining operations. Management fees for the three months ended November 30, 2012 were $16,500 compared to $7,500 for the comparable three months ended November 30, 2011. This increase is due to the Company’s increase in operations by the appointment of a new officer and director who is investigating other mining prospects. Professional fees for the three months ended November 30, 2012 increased by $13,080 to $25,052 as compared to $11,972 for the three months ended November 30, 2011. The increase is result of legal and professional fees related to services provided with respect to the financing agreement. Interest expense for the three months ended November 30, 2012 was $2,391 as compared to interest expense of $Nil for the three months ended November 30, 2011. $2,391 was related to certain financing costs paid under terms of the financing agreement with Deer Valley. Interest expenses increased from no interest expense during the three months ended November 30, 2011 to $1000.00 for the three months ended November 30, 2012 related to interest on the loan with Fairhills Capital.

NEW AMERICA ENERGY CORP.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2013	By:	/s/ Rick Walchuk
	Name:	Rick Walchuk
	Title:	Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).